

April 20, 2012

Via E-mail
Joseph P. Payne
President and Chief Executive Officer
Eloqua, Inc.
1921 Gallows Road, Suite 250
Vienna, VA 22182

>   **Re: Eloqua, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 30, 2012**
>   **File No. 333-176484**

Dear Mr. Payne:

We have reviewed the above-referenced filing and related response letter dated March 29, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 9, 2011.

Executive Compensation

Background and Overview of Our Executive Compensation Objectives, Policies and Procedures, page 109

1.   We note that you have added disclosure stating that you used the Venture Capital Executive Compensation Survey / Compensia Technology Report "with respect to the determination of compensation for each of [y]our named executive officers, including your president and chief executive officer." Please clarify whether the company engages in benchmarking with respect to total compensation, or any material element of compensation, for your named executive officers. For each applicable material element of compensation, identify the benchmark and disclose where actual payments fell in comparison to the targeted benchmark. To the extent actual compensation was outside the targeted range, please explain why. If you do not engage in benchmarking, please clarify the manner in which you use the Compensia Survey in determining compensation. Please refer to Regulation S-K Compliance and Disclosure Interpretation Question 118.05 and revise your disclosure or explain why you believe that no revision is necessary.

Summary Compensation Table, page 118

2.   In updating the information in the summary compensation table for the most recently completed fiscal year, you have deleted all of the compensation information for fiscal year December 31, 2010. Please note that Instruction 1 to Item 402(c) provides that a registrant that is not a reporting company will be required to provide information for any year "if that information previously was required to be provided in response to a Commission filing requirement." As you were previously required to provide summary compensation information for the fiscal year ended December 31, 2010 in your filing, you must continue to include the information for that fiscal year in your summary compensation table. Please revise accordingly.

Grants of Plan-Based Awards, page 119

3.   We note that you did not include a "threshold" column in your grants table though it appears from your disclosure on page 114 that your non-equity incentive program provides for possible payouts below target if Revenue achievement exceeded a minimum amount but was below the target amount. Please clarify and revise the grants table as necessary.

Consolidated Financial Statements for the Years Ended December 31, 2009, 2010 and 2011

Notes to Consolidated Financial Statements for the Years Ended December 31, 2009, 2010 and 2011

(9) Commitments and Contingencies

(b) Legal Matters

4.   We note your disclosure that you do not believe the iHance, Inc. matter will have a material adverse effect on your business, financial position or liquidity. Please revise your disclosures regarding the materiality of this legal proceeding to address all of the financial statements, not only the financial position. Further, we note that among the factors you considered in reaching this conclusion, include the amount of revenue generated by your sales of the ELMO product, which you have disclosed to be $2.7 million, and the fact that if the Company were found to infringe, legal damages in patent cases are generally limited to reasonable lost profits and/or a reasonable royalty. Please disclose whether you believe there is a reasonable possibility that a loss exceeding amounts recognized for this matter has been incurred. If there is at least a reasonable possibility that such a loss has been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally explain what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Christopher J. Austin, Esq.
       Goodwin Procter LLP